Exhibit 1.02

Conflict Minerals Report of API Technologies Corp.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of API Technologies Corp. (“API”) for calendar year 2013 provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

API designs, develops, and manufactures systems, subsystems, modules, and components for RF/microwave, millimeter wave, electromagnetic, power, and security applications, as well as provides electronics manufacturing for technically demanding, high-reliability applications. Based on the nature of the products manufactured and markets served, a substantial majority of our products contain at least one conflict mineral (gold, tin, tungsten, or tantalum) that is necessary to the functionality or production of the product.

Reasonable Country of Origin Inquiry/Design of Due Diligence

In accordance with Rule 13p-1, API undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in our products. Our due diligence process was based on the internationally recognized OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) (the “OECD Guidance”). Our reasonable country of origin inquiry (“RCOI”) was integrated into our overall due diligence process and utilized the Global e-Sustainability Initiative (GeSI) and Electronic Industry Citizenship Coalition® (EICC®) Conflict Minerals Reporting Template for the collection of sourcing information regarding conflict minerals from our suppliers.

In connection with our RCOI, our suppliers were asked to provide information about the smelters they use, either by selecting their smelter from a drop-down list within the template, or manually typing the information into the template. Because we are downstream from the smelter/supplier relationship, we must rely on the participation and representations made by our suppliers for information related to our RCOI. Through this inquiry, we were able determine that a limited number of our suppliers utilize material from recycled or scrap sources. Although no companies in our supply chain indicated that their conflict minerals were supplied or sourced from the Democratic Republic of Congo or any adjoining countries (“DRC Countries”), for those suppliers whose materials were not from recycled or scrap sources, we were not able to definitively conclude that their conflict minerals did not originate from DRC Countries.

Based on the highly technical nature of the products we manufacture, we concluded that most of our products contain at least one conflict mineral (gold, tin, tungsten, or tantalum) that is necessary to the functionality or production of the product. This knowledge combined with the inconclusive results of our RCOI prompted us to include all of our suppliers within our due diligence efforts.

The OECD Guidance recommends a five-step framework for conducting due diligence. These steps include (1) establish strong company management systems; (2) Identify and assess risk in the supply chain; (3) design and implement a strategy to respond to identified risks; (4) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and (5) report on supply chain due diligence. Not all steps are applicable to all companies and certain steps could not be effectively utilized by API at this time.

Due Diligence Measures Performed

In order to establish strong management systems within the Company, API assembled a Conflict Mineral Steering Committee (“Steering Committee”) composed of members from our finance, internal audit and compliance, quality assurance, supply chain and information technology departments to develop and oversee the conflict mineral due diligence and compliance process and to further foster communication regarding these processes throughout the organization. The Steering Committee members report directly to our Chief Executive Officer and Chief Financial Officer.

In January 2013, we enacted a policy to prohibit the use of conflict minerals as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act from the DRC Countries for use in the manufacture of products for API. This prohibition is documented in our Supplier Quality Requirement Listing that is available on our website at http://suppliers.apitech.com/docs/API_Supplier_Requirements.pdf and was communicated to API purchasing personnel as well as our suppliers. Also included in the Supplier Quality Requirement Listing is a requirement that suppliers provide country of origin information for all of the conflict minerals contained in products sold to API. It is through this reporting from our suppliers that we gathered information for our RCOI.

In order to further identify and assess the risks in our supply chain, we requested all current suppliers to complete the GeSI and EICC® Conflict Minerals Reporting Template, which we have posted on our website at http://apitech.com/sites/default/files/API%20Technologies_EICCGeSIDDtemplate-rev2.03aFinal_122313.xlsx. The Steering Committee then reviewed the completed templates for those suppliers that provided conflict minerals and the associated smelters and refiners of conflict mineral ore. Those associated smelters and refiners were then compared to the EICC and GeSI list of conflict free smelters and the London Bullion Market Association Good Delivery List. These lists are not complete lists of conflict free smelters. Because we do not have direct relationships with the smelters used by our suppliers and we work with over 1,000 suppliers, we have been unable to effectively gather information regarding the facilities of these smelters or to determine whether they are conflict free. A discussion of our efforts to design and implement a strategy to respond to identified risks is further discussed in the section of this report titled “Risk Mitigation/Future Due Diligence Measures.”

Determination and Product Descriptions

Our products are highly technical in nature and as a result, in most cases, require one or more conflict minerals for their functionality. Our products fall into the following broad categories: (i) RF/microwave solutions, which include products such as microwave RF amplifiers, RF and microwave filters, and antennas; (ii) microelectronics; (iii) electromagnetic integrated solutions, which include products such as coaxial filters and interconnects; (iv) power solutions, which include products such as AC rack mount power strips and DC rack mount power strips; (v) secure systems and information assurance, which include secure networking and encryption products; and (vi) electronics manufacturing services. We have thousands of products across these six categories, a substantial majority of which utilize one or more conflict minerals.

Although no companies in the API supply chain certified that the conflict minerals supplied were sourced from the DRC Countries, API is a downstream company with no direct relationships with the smelters or refiners who provide materials to our suppliers and we currently possess no independent means of determining the location of such smelters or refiners or the source and origin of conflict mineral ores processed by such smelters and refiners. As a result, we have not been able to pinpoint the source of our necessary conflict minerals with any amount of certainty.

Risk Mitigation/Future Due Diligence Measures

Because conflict minerals are necessary to so many of our products, we are committed to developing and enforcing policies with our suppliers regarding conflict minerals.

API’s Conflict Mineral Policy documents our commitment to avoid the use of conflict minerals that directly or indirectly finance or benefit armed groups in the DRC Countries and outlines our expectations and requirements for suppliers. Our Conflict Mineral Policy is posted on our website at http://apitech.com/sites/default/files/API-Technologies-Conflict-Minerals-Policy.pdf.

In the next compliance period, API intends to implement further steps to improve our due diligence framework and to further mitigate the risk that our necessary conflict minerals benefit armed groups. These steps include:

-	Ongoing assessment of our Conflict Mineral Policy, as well as our Supplier Quality Requirement Listing.

-	Continue to strengthen relationships with companies in our supply chain and our industry to identify potential sources of conflict minerals in our supply chain.

-	Increase the response rate of suppliers’ smelters surveys through additional follow-up and clearly communicated expectations.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.